Mail Stop 4561

April 3, 2007

Kit Tsui
Chief Financial Officer
Sigma Designs, Inc.
1221 California Circle
Milpitas, CA 95035

       Re: **Sigma Designs, Inc.**
              Form 10-K for the Fiscal Year Ended
              January 28, 2006
              Filed May 8, 2006
              Form 10-Q filed June 8, 2006
              Form 8-K filed July 26, 2006
              File No. 001-32207

Dear Ms. Tsui:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Kathleen Collins
                Accounting Branch Chief